Filed by Horizon Quantum Computing Pte. Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: dMY Squared Technology Group, Inc.
Commission File No.: 001-41519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 9, 2026

dMY Squared Technology Group, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	001-41519	88-0748933
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DMYYU	OTC Markets Group, Inc.

Class A common stock, par value $0.0001 per share	DMYY	OTC Markets Group, Inc.

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DMYYW	OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

PIPE Reduction Right

As previously disclosed, on December 4, 2025 and March 6, 2026, dMY Squared Technology Group, Inc., a Massachusetts corporation (“dMY”), Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Holdco Pte. Ltd.) (Company Registration No.: 202537774K), a Singapore public company limited by shares (“Holdco”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private limited company by shares (“Horizon”), entered into Subscription Agreements (the “PIPE Subscription Agreements”) with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Investors”), whereby Holdco has agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase, in a private placement (the “PIPE Investment”), an aggregate of approximately $111.9 million of Holdco’s Class A ordinary shares (the “PIPE Shares”), at a per share price equal to the price at which dMY’s public shares may be redeemed (the “Redemption Price”) in connection with the previously-announced business combination among dMY, Holdco, and Horizon (the “Business Combination”).

As previously disclosed, dMY, Holdco, and Horizon offered to each PIPE investor the option to elect to satisfy their PIPE Investment through the use of shares of dMY Class A common stock, par value $0.0001 per share, purchased in the public market.

In connection with such offer, on March 9, 2026, dMY, Holdco, and Horizon executed an amendment (the “Amendment”) to the PIPE Subscription Agreements with certain PIPE Investors.

Pursuant to the Amendment, each such PIPE Investor may elect to satisfy its PIPE Investment by using Currently Owned Shares (as defined below) and/or Open-Market Purchase Shares (as defined below) no later than one (1) Business Day prior to the redemption deadline for the special meeting of dMY’s stockholders in connection with the Business Combination. The use of either Currently Owned Shares and/or Open-Market Purchase Shares would reduce the number of PIPE Shares that such PIPE Investor is obligated to purchase pursuant to the PIPE Subscription Agreement on a one-for-one basis (the “Reduction Right”). “Currently Owned Shares” means shares of dMY Class A common stock, par value $0.0001 per share, the PIPE Investor or its affiliates beneficially own as of the date of the Amendment. “Open-Market Purchase Shares” means shares of dMY Class A common stock, par value $0.0001 per share purchased by the PIPE Investor or its affiliates for their own accounts pursuant to open-market transactions with third parties at a per share price less than the Redemption Price.

With respect to Open-Market Purchase Shares, the Reduction Right is subject to the PIPE Investors agreeing to, and causing their affiliates to: (i) not sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Business Combination, (ii) not vote any Open-Market Purchase Shares in favor of approving the Business Combination and instead submit a proxy abstaining from voting thereon, and (iii) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Business Combination, not exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”). With respect to the Currently Owned Shares, the Reduction Right is subject to the PIPE Investors agreeing to, and causing their affiliates to: (i) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Business Combination; (ii) vote all Currently Owned Shares in favor of approving the Business Combination or any extension of dMY; and (iii) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Business Combination or in connection with any extension of dMY, not exercise any such redemption rights (the “Currently Owned Shares Reduction Conditions”). Any PIPE Investor who exercises the Reduction Right will be required to deliver a certificate to dMY, Holdco, and Horizon no later than one Business Days prior to the Redemption Deadline certifying that such PIPE Investor has and will comply with the Open-Market Purchase Reduction Conditions and Currently Owned Shares Reduction Conditions, as applicable, among other things.

Amendment to IonQ Side Letter

As previously disclosed, on December 4, 2025 dMY, Holdco, Horizon, and IonQ, Inc. (“IonQ”), one of the PIPE Investors, entered into an agreement (the “Side Letter”) in connection with the PIPE Investment. Pursuant to the Side Letter, the closing of IonQ’s PIPE Subscription Agreement was to be conditioned on the entry into a commercial agreement by the parties relating to the purchase by Holdco or Horizon of quantum computing hardware from IonQ.

On March 9, 2026, dMY, Holdco, Horizon, and IonQ amended the Side Letter to provide that the closing of the IonQ PIPE Subscription Agreement will no longer be conditioned upon the aforementioned commercial agreement (the “Amendment to the Side Letter”).

The foregoing descriptions of the Amendment to the PIPE Subscription Agreement and the Amendment to the Side Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the form of the Amendment to the PIPE Subscription Agreement and the Amendment to the Side Letter, copies of which are included as Exhibit 10.1 and 10.2 to this Current Report on Form 8-K and are incorporated herein by reference

Additional Information about the Business Combination and Where to Find It

In connection with the Business Combination, Holdco and Horizon filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY and a preliminary prospectus of Holdco with respect to the securities to be offered in the Business Combination. The Registration Statement became effective on February 17, 2026. The same day, dMY filed and mailed a definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date established for voting on the Business Combination. The Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Holdco, and Horizon may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about dMY, Holdco, Horizon, and the Business Combination. The documents filed by dMY, Holdco, and Horizon with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY, Holdco, and Horizon and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination is set forth in the Proxy Statement for the Business Combination. Information concerning the interests of Holdco’s, Horizon’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, is set forth in the Proxy Statement relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Holdco, Horizon or dMY will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” with respect to dMY, Holdco, and Horizon. The expectations, estimates, and projections of the businesses of Holdco, Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations related to the closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and Proxy Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Holdco, or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Holdco’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Holdco, and Horizon therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY, Holdco, and Horizon and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, by and among dMY, Horizon and Holdco and the other parties thereto (the “Business Combination Agreement”); (2) the ability to successfully or timely consummate the private placement of an aggregate of approximately $111.9 million of Holdco’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Transaction”); (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (4) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (5) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) Holdco’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Holdco; (7) the cash position of Holdco following the closing of the Business Combination; (8) the inability to obtain or maintain the listing of Horizon Quantum’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (9) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (10) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Holdco to grow and manage growth profitably and source and retain its key employees; (11) costs related to the Business Combination; (12) changes in applicable laws and regulations or political and economic developments; (13) the possibility that Holdco may be adversely affected by other economic, business and/or competitive factors; (14) Holdco estimates of expenses and profitability; (15) the amount of redemptions by dMY public shareholders; (16) difficulties operating Holdco’s quantum processor and the possibility that the quantum processor does not provide the advantages that Holdco expects; (17) the ability to successfully or timely consummate the PIPE Transaction; (18) the ability of Holdco to integrate access to its quantum computing test bed within its Triple Alpha platform; (19) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (20) the entry into the Side Letter and our ability to recognize the benefits of the Side Letter; (21) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Holdco, Horizon and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Holdco, Horizon and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are filed or furnished with this Current Report on Form 8-K:

Exhibit Number	Description
10.1	Form of Amendment to the PIPE Subscription Agreement.
10.2	Amendment to Letter Agreement, dated March 9, 2026, by and among dMY Squared Technology Group, Inc., Horizon Quantum Computing Pte. Ltd., Horizon Quantum Holdings Ltd., and IonQ, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY SQUARED TECHNOLOGY GROUP, INC.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

Dated: March 9, 2026

Exhibit 10.1

FORM OF
AMENDMENT TO THE

SUBSCRIPTION AGREEMENT

This Amendment to the Subscription Agreement (this “Amendment”) is dated March [●], 2026, by and among the undersigned subscriber (“Subscriber”), Horizon Quantum Holdings Ltd. (formerly known as Rose Holdco Pte. Ltd.) (Company Registration No.: 202537774K), a Singapore public company limited by shares (“Holdco”), Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private limited company by shares (“Horizon”), and dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”). The Subscriber, Holdco, Horizon and the SPAC are collectively referred to as the “Parties.”

WHEREAS, the Parties entered into that certain Subscription Agreement dated as of December 4, 2025 (the “Original Agreement”), pursuant to which the Subscriber agreed to subscribe for and purchase, on the terms and subject to the conditions contained therein, substantially concurrently with the consummation of the Transaction, that number of Class A ordinary shares (the “Subscribed Shares”) in the capital of Holdco, each entitling the holder thereof to one vote per share on all matters on which Holdco’s ordinary shares are entitled to vote (“Class A Ordinary Shares”), obtained by dividing the Subscriber’s aggregate subscription price as set forth on the Subscriber’s signature page thereto (the “Subscription Price”) by the Redemption Price (as defined in the SPAC’s amended and restated articles of organization) (the “Per Share Price”), and Holdco agreed to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Subscription Price by or on behalf of Subscriber to Holdco;

WHEREAS, pursuant to Section 12(i) of the Original Agreement, the provisions of the Original Agreement (other than those provisions that reference the Placement Agent) may be amended, modified or waived by an instrument in writing signed by each of the parties thereto;

WHEREAS, the Parties wish to amend the Original Agreement by permitting Subscriber to elect to satisfy its Subscription by purchasing shares of SPAC’s Class A common stock in open market transactions at a price no higher than the Redemption Price, subject to the terms and conditions set forth in this Amendment; and

WHEREAS, capitalized terms used but not defined herein have the meanings ascribed to them in the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Amendment to Original Agreement. The Original Agreement is hereby amended by adding a new Section 13, as follows:

“Section 13. Open Market Purchases.

(a) At the Subscriber’s election, the number of Subscribed Shares purchased by Subscriber hereunder may be reduced on a one-for-one basis up to an aggregate of the number of Currently Owned Shares (as defined below) and Open Market Purchase Shares (as defined below) purchased by Subscriber no later than one (1) Business Day prior to the Redemption Deadline (as defined below), pursuant to the terms of this Section 13 (the “Reduction Right”). For the purposes of this Section 13: “Open-Market Purchase Shares” means shares of Class A common stock, par value $0.0001 per share, of SPAC purchased by the Subscriber or its affiliates for their own account pursuant to open-market transactions with third parties at a price of less than the Redemption Price; “Currently Owned Shares” means shares of Class A common stock, par value $0.0001 per share, of SPAC the Subscriber or its affiliates beneficially own as of the date of this Amendment; and “Redemption Deadline” means the redemption deadline established in connection with the special meeting of shareholders of SPAC held to approve the Transaction.

(b) To exercise the Reduction Right with respect to the Open Market Purchase Shares, the Subscriber must agree to and cause its affiliates to: (i) not sell or otherwise transfer such Open Market Purchase Shares prior to the consummation of the Transaction; (ii) not vote any Open Market Purchase Shares in favor of approving the Transaction and instead submit a proxy abstaining from voting thereon; and (iii) to the extent it has the right to have any of its Open Market Purchase Shares redeemed for cash in connection with the consummation of the Transaction, not exercise any such redemption rights (collectively, the “Open Market Purchase Reduction Conditions”). To exercise the Reduction Right with respect to the Currently Owned Shares, the Subscriber must agree to and cause its affiliates to: (A) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Transaction; (B) vote all of its Currently Owned Shares in favor of approving the Transaction or any extension of SPAC; and (C) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Transaction or in connection with any extension of SPAC, not exercise any such redemption rights (the “Currently Owned Shares Reduction Conditions”).

(c) Subscriber shall, no later than one (1) Business Day prior to the Redemption Deadline, deliver a certificate to the SPAC, Holdco, and Horizon, signed by Subscriber, certifying: (i) the number of Subscribed Shares for which Subscriber has elected to exercise its Reduction Right, including the number of corresponding Open Market Purchase Shares and Currently Owned Shares, as applicable, (ii) the date such Open Market Purchase Shares and/or Currently Owned Shares were purchased by Subscriber or its affiliates, (iii) the price per share at which such Open Market Purchase Shares and/or and Currently Owned Shares were purchased by Subscriber or its affiliates, and (iv) that Subscriber and its affiliates have and will comply with the Open-Market Purchase Reduction Conditions and Currently Owned Shares Reduction Conditions, as applicable.”

2. Miscellaneous.

(a) Ratification; No Additional Amendments; Entire Agreement. The Original Agreement, as modified by this Amendment, is in all respects ratified, approved and confirmed. Except as expressly modified hereby, the terms and conditions of the Original Agreement shall continue in full force and effect. The Original Agreement, as modified by this Amendment, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(b) Governing Law, etc. This Amendment shall be governed by all of the “Miscellaneous” provisions in Section 12 of the Original Agreement, as modified hereby, as if such provisions were fully set forth herein, including all provisions concerning construction, reliance, enforcement, severability, notices, governing law, jurisdiction and venue.

(c) Binding Effect. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Amendment may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

(d) Counterparts. This Amendment may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Page Follows]

2

IN WITNESS WHEREOF, each of Holdco, the SPAC, Horizon, and the Subscriber has executed or caused this Amendment to be executed by its duly authorized representative as of the date first set forth above.

HORIZON QUANTUM HOLDINGS LTD.

By:
	Name:	Joseph Francis Fitzsimons
	Title:	Authorized Signatory

DMY SQUARED TECHNOLOGY GROUP, INC.

By:
	Name:	Harry L. You
	Title:	Chief Executive Officer and Chief Financial Officer

HORIZON QUANTUM COMPUTING PTE. LTD.

By:
	Name:	Joseph Fitzsimons
	Title:	Chief Executive Officer

[SUBSCRIBER]

By:
Name:
Title:

3

Exhibit 10.2

Rose Holdco Pte Ltd.

Horizon Quantum Computing Pte. Ltd.

29 Media Cir., #05-22

Singapore, 138565

March 9, 2026

IonQ, Inc.

3755 Monte Villa Parkway

Bothell, WA 98021

Attn: Paul T. Dacier, Chief Administrative Officer and Chief Legal Officer

Re:	Amendment

Ladies and Gentlemen:

Reference is made to that certain letter agreement (the “Letter Agreement”), dated December 4, 2025, by and among IonQ, Inc. (the “Strategic Investor”), Rose Holdco Pte. Ltd. (Company Registration No.: 202537774K), a Singapore private company limited by shares (“Holdco”), Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private limited company by shares (“Horizon”), and dMY Squared Technology Group, Inc., a Massachusetts corporation (“SPAC”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Letter Agreement.

In exchange for consideration, the receipt and adequacy of which each party hereto hereby acknowledges, the parties hereto hereby agree as follows:

1. Amendment. Section 3 of the Letter Agreement is hereby deleted in its entirety.

2. Miscellaneous. Except as modified by this letter agreement, the Letter Agreement shall remain in full force and effect. The provisions of Section 7 and Section 10 of the Subscription Agreement shall apply to this letter agreement, mutatis mutandis.

[Signature Page Follows]

Very truly yours,

ROSE HOLDCO PTE. LTD.

By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Authorized Signatory

HORIZON QUANTUM COMPUTING PTE. LTD.

By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Chief Executive Officer

DMY SQUARED TECHNOLOGY GROUP, INC.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Chief Executive Officer and Chief Financial Officer

Acknowledged and Agreed:

IONQ, INC.

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	Chief Administrative Officer and Chief Legal Officer